UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 1, 2026

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 1, LLC

(Exact name of issuer as specified in its charter)

Delaware	92-1162722
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1 World Trade Center, 57th Floor

New York, New York 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 300 Class A Ordinary Shares; Series 309 Class A Ordinary Shares; Series 315 Class A Ordinary Shares; Series 316 Class A Ordinary Shares; Series 318 Class A Ordinary Shares; Series 319 Class A Ordinary Shares; Series 320 Class A Ordinary Shares; Series 323 Class A Ordinary Shares; Series 329 Class A Ordinary Shares; Series 336 Class A Ordinary Shares; Series 338 Class A Ordinary Shares; Series 339 Class A Ordinary Shares; Series 340 Class A Ordinary Shares; Series 343 Class A Ordinary Shares; Series 344 Class A Ordinary Shares; Series 345 Class A Ordinary Shares; Series 346 Class A Ordinary Shares; Series 348 Class A Ordinary Shares; Series 360 Class A Ordinary Shares; Series 362 Class A Ordinary Shares; Series 365 Class A Ordinary Shares; Series 370 Class A Ordinary Shares; Series 372 Class A Ordinary Shares; Series 374 Class A Ordinary Shares; Series 377 Class A Ordinary Shares; Series 386 Class A Ordinary Shares; Series 411 Class A Ordinary Shares; Series 415 Class A Ordinary Shares; Series 417 Class A Ordinary Shares; Series 420 Class A Ordinary Shares; Series 421 Class A Ordinary Shares; Series 423 Class A Ordinary Shares; Series 429 Class A Ordinary Shares; Series 442 Class A Ordinary Shares; Series 446 Class A Ordinary Shares; Series 451 Class A Ordinary Shares; Series 453 Class A Ordinary Shares; Series 463 Class A Ordinary Shares; Series 467 Class A Ordinary Shares; Series 469 Class A Ordinary Shares; Series 470 Class A Ordinary Shares; Series 486 Class A Ordinary Shares; Series 488 Class A Ordinary Shares; Series 489 Class A Ordinary Shares; Series 497 Class A Ordinary Shares; Series 498 Class A Ordinary Shares; Series 506 Class A Ordinary Shares; Series 508 Class A Ordinary Shares; Series 510 Class A Ordinary Shares; Series 512 Class A Ordinary Shares; Series 513 Class A Ordinary Shares; Series 520 Class A Ordinary Shares; Series 521 Class A Ordinary Shares; Series 522 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

As previously disclosed by Masterworks Vault 1, LLC (the “Company”) in its Current Report on Form 1-U filed with the SEC on April 17, 2026, Masterworks Gallery, LLC, as agent for its Series 377 (“Series 377”) and the 377 Segregated Portfolio of Masterworks Cayman, SPC sold the artwork owned by the Company created by Christine Ay Tjoe (the “Artwork”) for $450,000 to an undisclosed buyer (the “Buyer”), pursuant to a Letter and Terms of Consignment (the “Consignment Agreement”). A copy of the Consignment Agreement is incorporated by reference herein, as Exhibit 6.1 hereto, from the Company’s Current Report on Form 1-U as filed with the SEC on April 7, 2026.

On April 29, 2026, the parties consummated the transactions contemplated by the Consignment Agreement and title of the Painting passed to the Buyer. After allocating costs and expenses incurred in connection with the transaction and winding up and amounts in respect of profit sharing interests represented by Class B ordinary shares, record holders of the Company’s Class A ordinary shares will receive a distribution in the amount of approximately $29.52 per Class A share and a net annualized return of 16.5%. “Net annualized return” refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. A detailed breakdown of the IRR calculation is attached to this Form 1-U as Exhibit 99.1.

Once Series 377 completes the distribution, the Company will commence the process of winding up and dissolving Series 377 in accordance with its Second Amended and Restated Operating Agreement.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

6.1	Consignment Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on April 7, 2026)
99.1	Series 377 Net Annualized Return Calculations

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 1, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: May 1, 2026